# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sea Limited, CIK 0001703399
CUSIP: 81141R100
Title of class of securities: Class A Ordinary Shares, par value US$0.0005 per share
Address of issuer's principal executive offices: 1 Fusionopolis Place, #17-10, Galaxis, Singapore, Singapore (U0), 138522
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0001721503
Persons authorized to receive notices and communications: Yanjun Wang, Esq., 1 Fusionopolis Place, #17-10, Galaxis, Singapore, Singapore (U0), 138522, 65 6270-8100

## Reporting persons
- Li Xiaodong (CIK 0001721503): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 104,615,356; shared voting power 0; sole dispositive power 60,217,409; shared dispositive power 0; aggregate amount beneficially owned 104,615,356 (16.1% of the class)
- Blue Dolphins Venture Inc: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 45,527,793; shared voting power 0; sole dispositive power 45,527,793; shared dispositive power 0; aggregate amount beneficially owned 45,527,793 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0005 per share
Name of issuer: Sea Limited
Address of issuer's principal executive offices: 1 Fusionopolis Place, #17-10, Galaxis, Singapore, Singapore (U0), 138522
Comment: This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 3, 2017, as amended by Amendment No. 1 filed on March 14, 2019, Amendment No. 2 filed on March 23, 2020, Amendment No. 3 filed on March 10, 2021, Amendment No. 4 filed on January 3, 2022, Amendment No. 5 filed on February 15, 2022, Amendment No. 6 filed on June 6, 2022 and Amendment No. 7 filed on June 6, 2023 (the "Original Schedule 13D" and, together with this Amendment No. 8, this "Schedule 13D"), and is being filed on behalf of Mr. Li and Blue Dolphins in respect of the Class A ordinary shares, par value US$0.0005 per share (the "Class A Ordinary Shares"), and Class B ordinary shares, par value US$0.0005 per share (the "Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Shares"), of Sea Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the "Issuer"). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 8 but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Forrest Xiaodong Li ("Mr. Li") beneficially owns 104,615,356 Shares as of December 30, 2025, consisting of (i) 45,527,793 Class B Ordinary Shares held by Blue Dolphins Venture Inc ("Blue Dolphins"), (ii) 468,363 Class A Ordinary Shares beneficially owned by Mr. Li (including through an entity solely owned and controlled by Mr. Li), (iii) 14,220,000 Class A Ordinary Shares issuable upon exercise of options held by Mr. Li within 60 days from December 30, 2025, (iv) 1,253 restricted share units to be vested within 60 days from December 30, 2025, and (v) an aggregate of 44,397,947 Class A Ordinary Shares over which Mr. Li has received irrevocable voting proxies from the respective owners of such shares (namely, certain directors and employees of the Issuer, certain affiliates of employees of the Issuer, Garena ESOP Program (PTC) Limited and a family member of Mr. Li), including 22,539,386 Class A Ordinary Shares issuable upon exercise of options within 60 days from December 30, 2025 and 1,305,081 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from December 30, 2025.

As of December 30, 2025, the Issuer had a total of 611,037,024 issued and outstanding Shares, including 565,509,231 Class A Ordinary Shares and 45,527,793 Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to 15 votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

Accordingly, and based on the foregoing, the Shares beneficially owned by Mr. Li represent approximately 16.1% of total issued and outstanding Shares of the Issuer, and approximately 57.7% of the aggregate voting power of the total issued and outstanding Shares of the Issuer.

Blue Dolphins holds 45,527,793 Shares as of December 30, 2025, all of which are Class B Ordinary Shares. The Shares held by Blue Dolphins as of December 30, 2025 represent approximately 7.5% of total issued and outstanding Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See the cover pages of this Amendment No. 8 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Changes in Mr. Li's beneficial ownership during the 60-day period prior to January 2, 2026 (the date of this filing) included:

(i) the vesting of 1,253 restricted share units granted to Mr. Li under the 2009 share incentive plan of the Issuer (as amended, the "share incentive plan") on December 31, 2025;

(ii) the expected vesting of Mr. Li's options to purchase 250,000 Class A Ordinary Shares under the share incentive plan on January 31, 2026, which Mr. Li is deemed to have obtained beneficial ownership of such 250,000 Class A Ordinary Shares as of December 2, 2025 (60 days before the vesting date);

(iii) sale of 61,726 American Depositary Shares of the Issuer (each representing one Class A Ordinary Share of the Issuer, the "ADS") beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$155.5 per share in open market transactions pursuant to a Rule 10b5-1 Sales Plan (the "Plan") on November 4, 2025;

(iv) sale of 61,726 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$155.3 per share in open market transactions pursuant to the Plan on November 6, 2025;

(v) sale of 53,274 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$147.1 per share in open market transactions pursuant to the Plan on November 11, 2025;

(vi) sale of 8,452 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$145.1 per share in open market transactions pursuant to the Plan on November 12, 2025;

(vii) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$141.4 per share in open market transactions pursuant to the Plan on November 13, 2025;

(viii) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$145.8 per share in open market transactions pursuant to the Plan on November 18, 2025;

(ix) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$134.9 per share in open market transactions pursuant to the Plan on November 20, 2025;

(x) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$134.6 per share in open market transactions pursuant to the Plan on November 25, 2025;

(xi) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$137.1 per share in open market transactions pursuant to the Plan on November 26, 2025;

(xii) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$136.9 per share in open market transactions pursuant to the Plan on December 2, 2025;

(xiii) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$134.0 per share in open market transactions pursuant to the Plan on December 4, 2025;

(xiv) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$128.4 per share in open market transactions pursuant to the Plan on December 9, 2025;

(xv) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$126.7 per share in open market transactions pursuant to the Plan on December 11, 2025;

(xvi) sale of 49,381ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$122.7 per share in open market transactions pursuant to the Plan on December 16, 2025;

(xvii) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$120.7 per share in open market transactions pursuant to the Plan on December 18, 2025;

(xviii) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$124.8 per share in open market transactions pursuant to the Plan on December 23, 2025;

(xix) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$126.4 per share in open market transactions pursuant to the Plan on December 24, 2025;

(xx) sale of 49,381 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$129.6 per share in open market transactions pursuant to the Plan on December 30, 2025; and

(xxi) changes in the number of Class A Ordinary Shares subject to the irrevocable voting proxies granted by certain directors and employees of the Issuer.

There has been no change in Blue Dolphins' beneficial ownership during the 60-day period prior to January 2, 2026 (the date of this filing).

## Signatures
- Li Xiaodong: /s/ Li Xiaodong, Li Xiaodong (01/02/2026)
- Blue Dolphins Venture Inc: /s/ Li Xiaodong, Li Xiaodong, Director (01/02/2026)